March 11, 2009

[Via EDGAR]

United States Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Attention:              Mr. Robert Telewicz
Mr. Duc Dang

Re:           Responses to comment letter dated November 19, 2008
Hines Real Estate Investment Trust, Inc.
Post Effective Amendment No. 1 to Form S-11
Filed October 22, 2008, File No. 333-130945

Gentlemen:

This letter is written in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Commission”) received by facsimile on November 19, 2008, with respect to the above referenced Post Effective Amendment No. 1 to Form S-11 Registration Statement File No. 333-130945 (“Registration Statement”) of Hines Real Estate Investment Trust, Inc. (the “Company”) filed on October 22, 2008.  For ease of reference, the Staff’s comments are each set forth in full below in bold-type, and the Company’s response immediately follows each comment.

Supplement No. 3 Dated October 22, 2008

1.	Please update the disclosure in the supplement, including the incorporation by reference section, to reflect the information in the 10-Q for the quarter ended September 30, 2008.

The Company has included its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 in Supplement No. 4, dated November 18, 2008 to the Registration Statement which was filed with the Commission.  The content of this supplement, as updated for information through December 31, 2008 will also be included in the Post-Effective Amendment No. 2 to the Registration Statement.

2.
Please revise the supplement to include a summary of your current investment portfolio, or confirm to us that no material changes have occurred to your portfolio since the initial effectiveness of this registration statement.

The Company can confirm that no material changes have occurred to its portfolio from the initial effectiveness of its Registration Statement until the time it filed Post-Effective Amendment No. 1 to its Registration Statement.  Since then, the Company has made the additional acquisitions noted in response to comment 3 below but neither of these acquisitions is material.

3.
Please revise to provide detailed disclosure of recent acquisitions, or confirm to us that you have not engaged in any investment activity since the commencement of this offering, which was material enough to require disclosure.

The Company did not engage in any investment activity from the commencement of this offering through the filing date of Post-Effective Amendment No. 1 to its Registration Statement.  Since then, the Company has completed three immaterial acquisitions, which did not exceed disclosure thresholds. However, the Company elected to disclose these acquisitions under Item 8.01 in a Form 8-K filed on January 22, 2009.

4.
Please include a tabular summary of the compensation paid to your advisor and its affiliates during the last fiscal year and the year to date. The compensation disclosure should be segregated by the type of fee paid as disclosed on pages 65 and 66 of the prospectus. Also, disclose all compensation that has been incurred but not yet paid.

We have historically disclosed the compensation paid to our Advisor and its affiliates within the footnotes to our financial statements included in our Annual Report on Form 10-K or Quarterly Reports on Form 10-Q. Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 and our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 are both incorporated by reference into the prospectus as indicated on page 174 of the prospectus. In each filing, footnote #6 to the financial statements contains a description of compensation paid to our Advisor and its affiliates. However, in response to your comment and to enhance the clarity of the related disclosure, we will include the disclosure modeled below in Post-Effective Amendment No. 2 to our Registration Statement (which shall be updated, depending on the timing of such Amendment):

The table below provides information regarding fees paid to our Advisor or its affiliates in connection with our operations and public offerings. It includes amounts incurred during the year ended December 31, 2007 and the nine months ended September 30, 2008, as well as amounts incurred and unpaid as of September 30, 2008 (in thousands).

	Incurred		Incurred and Unpaid as of
Type and Recipient	Nine Months Ended September 30, 2008	Year Ended December 31, 2007	September 30, 2008
Selling Commissions – the Dealer Manager	$24,300	$53,400	$130
Dealer Manager Fee – the Dealer Manager	8,000	17,500	–—
Organizational and Offering Expenses - the Advisor	7,853	29,100	29
Acquisition Fee – the Advisor	3,018	6,800	—
Asset Management Fee – the Advisor	8,944	8,200	1,038
Participation Interest in the Operating Partnership – HALP Associates Limited Partnership	11,962	15,000	38,732
Property Management Fee – Hines	5,169	3,900	418
Leasing Fee – Hines	2,352	1,900	949
Tenant Construction Management Fees – Hines	201	788	164
Re-development Construction Management Fees – Hines	38	—	6
Expense Reimbursements – Hines (with respect to management and operation of the Company’s properties)	11,282	8,900	1,677

5.	Please disclose per share performance, based on an appropriate measure, for the last four quarters.

In response to comments #9 and #10 below, we will provide a new disclosure of a Non-GAAP supplemental performance measure titled “Operating Funds Generated by the Company” (“OFG”), which will be included in the Results of Operations section of MD&A in filings in which we include MD&A.  OFG will be reported in total as well as on a per-share basis.

6.	Please disclose your property net operating income or an alternative measure of property cash flows for the last fiscal year and the most recent interim period.

On page 125 of the prospectus, we provide a discussion of property-level operating results for the most recent interim period and the comparable period in the prior year. The disclosure includes revenues and expenses for recently acquired properties as well as same-store properties (those owned throughout both interim periods presented). We believe this disclosure provides meaningful analysis in evaluating the results of operations of our properties since it provides information regarding how the properties have performed under our ownership and identifies the impact of new acquisitions on our overall operating results.

A.           Status of Our Current Public Offering. page 3

7.	Please revise to disclose the anticipated termination date of this offering.

The Company will include in Post-Effective Amendment No. 2 to our Registration Statement disclosure that the offering is anticipated to terminate on or before July 1, 2010.

B.           Distributions Declared, page 3.

8.
We note that the distributions in July, August and September were partially paid in cash. Please disclose the aggregate dividends declared for the noted months and the amount that was paid with cash and common stock. Please revise to disclose the sources for the cash payments.

Response: We will revise our discussion of distributions to include a statement regarding the sources of our cash distributions, which we plan to include in Post-Effective Amendment No. 2 to our Registration Statement (which shall be updated, depending on the timing of such Amendment). Please see our amended disclosure below:

Distributions

In order to meet the requirements for being treated as a REIT under the Internal Revenue Code of 1986 and to pay regular cash distributions to our shareholders, which is one of our investment objectives, we have declared and intend to continue to declare distributions to shareholders (as authorized by our board of directors) as of daily record dates and aggregate and pay such distributions quarterly.

From July 1, 2006 through April 30, 2008, we declared distributions (as authorized by our board of directors) equal to $0.00170959 per share, per day. We increased the dividend rate to $0.00175233 per share, per day for the months of May through November 2008. The distributions declared were authorized and set by our board of directors at a level the board believed to be appropriate based upon the board’s evaluation of our assets, historical and projected levels of cash flow and results of operations, additional capital and debt anticipated to be raised or incurred and invested in the future, the historical and projected timing between receiving offering proceeds and investing such proceeds in real estate investments, and general market conditions and trends.

 The table below outlines our total distributions declared to shareholders and minority interests for each of the quarters during the nine months ended September 30, 2008, including the breakout between the distributions paid in cash and those reinvested pursuant to our dividend reinvestment plan:

	Shareholders			Minority Interest
Quarter Ended	Cash Distributions	Dividends Reinvested	Total Declared	Total Declared
September 30, 2008	$14,394	$17,379	$31,773	$816
June 30, 2008	$13,211	$15,791	$29,002	$732
March 31, 2008	$12,056	$14,281	$26,337	$643

For each of the quarters during the nine months ended September 30, 2008, we funded our cash distributions with cash flows from operating activities and distributions received from our unconsolidated investments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Condition, Liquidity and Capital Resources
How Management Evaluates Distributions to our Shareholders and Minority Interests for the Three Months Ended March 31, 2008, page 119

9.
Explain to us how you have met all the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to your measure of “funds generated by the operations of our real estate investments”.

Going forward, we will delete the section titled “How Management Evaluates Distributions to our Shareholders and Minority Interests” for the relevant period included in the Financial Condition, Liquidity and Capital Resources section of MD&A.  Please see our new disclosure of a Non-GAAP supplemental performance measure titled “Operating Funds Generated by the Company” (“OFG”) attached as Appendix A to this letter.  We have considered each of the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Uses of Non-GAAP Financial Measures and believe that our disclosure of OFG meets each of these requirements.

10.
Your disclosure that “funds generated by the operations of our real estate investments” is used as a means of determining distributions payable to shareholders and minority interest holders indicates that the amount is used as a liquidity measure. Accordingly, explain to us how you have determined that it would be appropriate to reconcile “funds generated by the operations of our real estate investments” to a GAAP performance measure rather than a GAAP liquidity measure. Additionally, explain to us how this measure does not violate the prohibitions related to Non-GAAP liquidity measures in paragraph 10(e)(1)(ii)(A) of Regulation S-K.

As noted above in our response to the previous comment, we will delete the disclosure of “funds generated by the operations of our real estate investments” in the Financial Condition, Liquidity and Capital Resources section of MD&A, and will include new disclosure of a Non-GAAP supplemental operating performance measure titled “Operating Funds Generated by the Company” in the Results of Operations section of MD&A (attached as Appendix A to this letter).  We believe this Non-GAAP supplemental performance measure used by management is appropriately reconciled to net income (loss) in accordance with Item 10(e)(i)(B) of Regulation S-K

The Company will include the new disclosures discussed above, as applicable, commencing with our Annual Report on Form 10-K for the year ended December 31, 2008 and for all supplements to the Prospectus and Post-Effective Amendments to the Registration Statement (including No. 2 which we expect to file in April 2009 under Section 10(a)(3) of the Securities Act of 1933), which are filed thereafter.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses set forth above, please contact the Company’s Chief Accounting Officer, Ryan Sims at (713) 966-7715, or me at (713) 966-5476.

Very truly yours,

/s/ Sherri W. Schugart
Sherri W. Schugart
Chief Financial Officer

Appendix A

   Results of Operations

Operating Funds Generated by the Company

Operating funds generated by the Company (“OFG”) is a non-GAAP supplemental financial performance measure that our management uses in evaluating the operating performance of the Company.  It includes funds generated by the operations of our real estate investments and funds used in the Company’s corporate-level operations.  Similar to Funds from Operations (“FFO”), a non-GAAP financial performance measure defined by the National Association of Real Estate Investment Trusts (“NAREIT”) widely recognized as a measure of operating performance, OFG excludes items such as depreciation and amortization.  However, changes in the accounting and reporting rules under GAAP that have been put into effect since the establishment of NAREIT’s definition of FFO have prompted a significant increase in the magnitude of non-cash and non-operating items included in FFO, as defined. Such  items include amortization of certain in-place lease intangible assets and liabilities and the amortization of certain tenant incentives.   OFG excludes these items, the effects of straight-line rent revenue recognition, fair value adjustments to derivative instruments that do not qualify for hedge accounting treatment and certain other items as described in the footnotes below, and also includes items such as master lease rental receipts, which are excluded from net income (loss) and FFO, but which we consider in the evaluation of the operating performance of our real estate investments.  We believe that OFG reflects the overall impact on the performance of our real estate investments of occupancy rates, rental rates, property operating costs, as well as corporate-level general and administrative expenses and interest costs, which is not immediately apparent from net income (loss).  As such, we believe OFG, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, is a meaningful supplemental performance measure and is useful in understanding how the Company’s management evaluates the Company’s ongoing operating performance.

However, OFG should not be considered as an alternative to net income (loss) or to cash flows from operating activities and is not intended to be used as a liquidity measure indicative of cash flow available to fund the Company’s cash needs.  Additionally, please see the limitations listed below associated with the use of OFG as compared to net income (loss):
•           OFG excludes gains (losses) related to changes in estimated values of derivative instruments related to our interest rate swaps.  Although we expect to hold these instruments to maturity, if we were to settle these instruments currently, it would have an impact on our operations.
•           OFG excludes the Participation Interest component of the acquisition and asset management fees.  Although we believe the settlement of this liability will be funded using proceeds from the sale of properties in the future, if we were to settle it currently it would have an impact on our operations.
•           OFG excludes organizational and offering expenses and acquisition expenses payable to our Advisor.  Although these amounts reduce net income, we fund such costs with proceeds from our offering and acquisition-related indebtedness and do not consider these expenses in the evaluation of the operating performance of the Company and determining OFG.

 The table below summarizes OFG for each of the quarters and nine months ended September 30, 2008 and provides a reconciliation of such non-GAAP financial performance measure to our net income (loss) for the periods (in thousands):

	Quarter Ended March 31, 2008	Quarter Ended June 30, 2008	Quarter Ended September 30, 2008	Nine Months Ended September 30, 2008
Net Income (Loss)	$(43,830)	$8,105	$(24,596)	$(60,321)
Adjustments:
Depreciation and amortization (1)	25,381	32,216	32,888	90,485
(Gain) loss on derivative instruments (2)	27,444	(26,780)	10,530	11,194
Participation Interest expense (3)	4,205	4,642	3,115	11,962
Other components of revenues and expenses (4)	(4,578)	(4,136)	(3,203)	(11,917)
Master lease rents (5)	3,463	1,239	1,058	5,760
Organizational and offering expenses (6)	1,918	1,695	34	3,647
Acquisition fees (6)	1,447	1,571	—	3,018
Adjustments to equity in losses from unconsolidated entities, net (7)	9,779	10,502	10,335	30,616
Adjustments for minority interests (8)	11	(22)	20	9
Operating Funds Generated by the Company	$25,240	$29,032	$30,181	$84,453

Operating Funds Generated by the Company Per Common Share	$0.15	$0.16	$0.16	$0.47
Weighted Average Shares Outstanding	165,144	178,536	192,012	178,613
__________

1)
Represents the depreciation and amortization of various real estate assets.  Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that such depreciation and amortization may be of limited relevance in evaluating current operating performance and, as such, these items are excluded from our determination of OFG.

2)
Represents components of net income (loss) related to the estimated changes in the values of our interest rate swap derivatives.  We have excluded these changes in value from our evaluation of the operating performance of the Company and OFG because we expect to hold the underlying instruments to their maturity and accordingly the interim gains or losses will remain unrealized.

3)
Represents the portion of the acquisition and asset management fee that is paid in equity, which we expect will be settled in the future using proceeds from the sale of properties or other non-operating sources, and which we therefore do not consider in evaluating the operating performance of the Company and determining OFG. See “Critical Accounting Policies – Treatment of Management Compensation, Expense Reimbursements and Operating Partnership Participation Interest” for additional information.

4)
Includes the following components of revenues and expenses that we do not consider in evaluating the operating performance of the Company and determining OFG for each of the quarters and the nine-months ended September 30, 2008 (in thousands):

	Quarter Ended March 31, 2008	Quarter Ended June 30, 2008	Quarter Ended September 30, 2008	Nine Months Ended September 30, 2008
Straight-line rent adjustment (a)	$(3,925)	$(4,652)	$(4,246)	$(12,823)
Amortization of lease incentives (b)	773	897	1,077	2,747
Amortization of out-of-market leases (b)	(2,055)	(1,078)	(765)	(3,898)
Amortization of deferred financing costs (b)	379	412	446	1,237
Other	250	285	285	820
	(4,578)	(4,136)	(3,203)	(11,917)

a )
Represents the adjustments to rental revenue as required by GAAP to recognize minimum lease payments on a straight-line basis over the respective lease terms.  We have excluded these adjustments from our evaluation of the operating performance of the Company and in determining OFG because we believe that the rent that is billable during the current period is a more relevant measure of the Company’s operating performance for such period.

b )
Represents the amortization of lease incentives, out-of-market leases and deferred financing costs.  As stated in Note 1 above, historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that such amortization may be of limited relevance in evaluating current operating performance and, as such, these items are excluded from our determination of OFG.

5)
Includes master lease rents related to master leases entered into in conjunction with certain asset acquisitions. In accordance with GAAP, these rents are not included in rental revenue; however, we consider this rent in evaluating the operating performance of the Company and determining OFG.

6)
Represents organizational and offering expenses and acquisition fees paid to our Advisor that are expensed in our condensed consolidated statements of operations. We fund such costs with proceeds from our offering and acquisition-related indebtedness, and therefore do not consider these expenses in evaluating the operating performance of the Company and determining OFG.

7)
Includes adjustments to equity in losses of unconsolidated entities, net, similar to those described in Notes 1, 4 and 5 above for our unconsolidated entities, which are necessary to convert the Company's share of income (loss) from unconsolidated entities to OFG.

8)	Includes all adjustments to eliminate the minority interests’ share of the adjustments to convert the Company’s net income (loss) to OFG.